Exhibit 99.1

News Release

September 11, 2012

TELUS announces that BC Supreme Court decides overwhelmingly in its favour

Court decisively rejects Mason Capital’s resolutions and attempt to call a shareholder meeting

Vancouver — The Supreme Court of British Columbia today decided that New York hedge fund Mason Capital cannot hold the meeting of TELUS shareholders it had tried to call and that its proposed resolutions are invalid.

The Court determined that the actions of Mason Capital were contrary to law and that Mason’s meeting and resolutions will not proceed.

Mason’s attempts to disrupt TELUS’ proposed exchange of non-voting shares into common shares on a one-for-one basis clearly arise from its desire to profit from its empty voting strategy at the expense of other shareholders.

The Court made a number of comments about Mason Capital’s empty voting strategy, including:

“When a party has a vote in a company but no economic interest in that company, that party’s interests may not lie in the wellbeing of the company itself.  The interests of such an empty voter and the other shareholders are no longer aligned and the premise underlying the shareholder vote is subverted.”

The Court also said that only Mason stands to profit if the price spread between common shares and non-voting shares increases, and that “only Mason is indifferent to the overall value of TELUS itself.”

According to Mason’s latest disclosure, as of August 31 it has only a 70,900 net share ownership stake in TELUS, a 0.02 per cent position, once its short position is subtracted from the shares they own. Mason shorted 14.7 million common shares and 18.0 million non-voting shares, while owning 32.8 million common shares.

TELUS will proceed with its meeting October 17 where all TELUS shareholders will have a vote on the company’s proposal to exchange its non-voting shares into common shares on a one-for-one basis.

“We firmly believe this proposal is fair and beneficial to all shareholders, is widely supported by shareholders with a true economic stake in our company, and is consistent with the principles of good corporate governance,” said Darren Entwistle, TELUS President and CEO. “Moreover, this effort is supporting material value creation for our company and both classes of our shareholders.”

TELUS has provided information for shareholders about our share exchange proposal in an information circular that was recently distributed by mail and electronically to common and non-voting shareholders.  It is posted online at telus.com/investors and telus.com/shareexchangeproposal.

Background

On August 31, Mason Capital announced a second shareholder meeting for only common shareholders on October 17. The Court today found that Mason’s requisition for a meeting and its resolutions were invalid and that Mason cannot hold its meeting.

On August 21, TELUS announced a new proposal to exchange its non-voting shares into common shares on a one-for-one basis to a democratic vote of all its shareholders. The announcement followed interim approval for the vote from the Supreme Court of British Columbia. This vote and a meeting of shareholders will proceed on October 17.

Under TELUS’ proposal, holders of both TELUS non-voting and common shares are invited to vote on the proposal at a meeting of shareholders on October 17, 2012 or online via the proxy voting system. Shareholders on record as of September 4 will be entitled to vote at the meeting. TELUS’ proposal will require approval from its non-voting and common shareholders, each voting separately as a class. In accordance with applicable corporate laws, the TELUS proposal will require approval from two-thirds of its non-voting share votes cast at the meeting, as the non-voting shares are being exchanged for common shares. As common shares will not see their legal rights change, TELUS is seeking approval by a simple majority of common share votes cast at the meeting.

In addition to shareholder and court approvals for the transaction, the listing of the new common shares to be issued pursuant to the Arrangement is subject to approvals from the Toronto Stock Exchange (TSX) and the NYSE.  Provided those approvals are obtained, TELUS’ common shares would then trade on both the TSX and the NYSE.

A special committee of TELUS’ Board of Directors has considered the implications of this share exchange. Scotia Capital served as the independent financial advisor to assist this committee in evaluating the proposal. After careful review, Scotia Capital provided an opinion that a one-for-one exchange ratio is fair, from a financial point of view, to holders of both common shares and non-voting shares, respectively.

After considering the recommendation of the special committee and Scotia Capital, TELUS’ Board of Directors unanimously concluded that the Arrangement is in the best interests of TELUS and is reasonable and fair to all shareholders. Accordingly, it is recommending that shareholders approve the share exchange.

Forward looking statement:

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the share exchange proposal will receive voting approval and, if not approved, the market price of non-voting shares and/or common shares may decline given that share prices in both classes increased on the announcement of the February proposal. In addition, there can be no assurance that the final court order in respect of the Arrangement will be granted and that the associated benefits for TELUS shareholders will be realized. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.6 billion of annual revenue and 12.8 million customer connections including 7.4 million wireless subscribers, 3.5 million wireline network access lines, 1.3 million Internet subscribers and 595,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $260 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For media inquiries, please contact:

Shawn Hall

TELUS Social and Media Relations

604-619-7913

shawn.hall@telus.com

For investor inquiries, please contact:

Darrell Rae

TELUS Investor Relations

604-697-8192

ir@telus.com